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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14714

YANZHOU COAL MINING COMPANY LIMITED NEW YORK STOCK EXCHANGE

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

298 Fushan South Road Zoucheng, Shandong Province People’s Republic of China (273500) (86) 537 5382319

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares representing Class H Ordinary Shares Class H Ordinary Shares*

(Description of class of securities)

*	Not for trading in the United States, but only in connection with the listing and registration of American Depositary Shares.

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, YANZHOU COAL MINING COMPANY LIMITED certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 6, 2017	By:	/s/ Zhao Qingchun	Director/Chief Financial Officer
(Date)	Name:	Zhao Qingchun	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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